Filed Pursuant to Rule 433
                                                     Registration No. 333-121744
                                                                  August 8, 2006

[BEAR STEARNS LOGO]                                     BEAR, STEARNS & CO. INC.
                                                       STRUCTURED PRODUCTS GROUP
                                                            (212) 272-6928

                           STRUCTURED EQUITY PRODUCTS
New Issue                                                       Indicative Terms
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THE BEAR STEARNS COMPANIES INC.
2-YEAR NOTE LINKED TO THE DOW JONES - AIG COMMODITIES INDEX

These Notes are NOT Principal Protected

INVESTMENT HIGHLIGHTS
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      o     Two-year term to maturity.

      o Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody's / A by S&P).

      o Issue Price: 100.00% of the principal amount of a Note (99.00% for investors who purchase a principal amount of at least $1,000,000).

      o Linked to the performance of the Dow Jones--AIG Commodity IndexSM (the "Index").

      o If the Final Index Level is greater than or equal to the Initial Index Level, an investor will receive the principal amount of its Notes at maturity plus a return equal to [130-140]% of the percentage increase in the Index.

      o The Notes are not principal protected. If the Final Index Level is less than the Initial Index Level, the principal amount paid to an investor at maturity will be reduced by the percentage decline in the Index.

      o     The Notes will not pay periodic interest.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

[BEAR STEARNS LOGO]                                    STRUCTURED PRODUCTS GROUP
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GENERAL TERMS
-------------

      This free writing prospectus relates to a Note offering linked to the performance of the Dow Jones--AIG Commodity Index. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Prospectus Supplement and Pricing Supplement discussed below.

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ISSUER:                             The Bear Stearns Companies Inc. ("BSC").
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ISSUER'S RATING:                    A1 / A (Moody's / S&P).
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CUSIP NUMBER:                       [073928R21].
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ISSUE PRICE:                        100.00% of the principal amount of a
                                    note (99.00% for  investors who
                                    purchase a principal amount of at least
                                    $1,000,000).
--------------------------------------------------------------------------------
PRINCIPAL AMOUNT:                   To be disclosed in the final pricing
                                    supplement.
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DENOMINATIONS:                      $1,000 per Note.
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SELLING PERIOD ENDS:                August [22], 2006.
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PRICING DATE:                       August [23], 2006.
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SETTLEMENT DATE:                    August [28], 2006.
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CALCULATION DATE:                   August [26], 2008.
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MATURITY DATE:                      August [28], 2008 (for a term of two years).
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CASH SETTLEMENT VALUE:              If the Final Index Level
                                    is greater than or equal to the Initial
                                    Index Level, then, on the Maturity Date, you will receive the Cash Settlement
                                    Value, an amount per Note in cash equal to the principal amount of the Notes, plus:

                                     (Final Index Level - Initial Index Level)
$1,000 x [Upside Participation Rate x  -------------------------------------   ]
                                               (Initial Index Level)

                                      If the Final Index Level is less than the Initial Index Level, you will receive, per
                                      Note:

                                      (Final Index Level)
                           $1,000 x  -----------------------
                                     (Initial Index Level)
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INDEX:                              The Dow Jones--AIG Commodity IndexSM
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UPSIDE PARTICIPATION RATE:          [130-140]%.
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INDEX LEVEL:                        The closing value of the Index, as
                                    determined by the Sponsors,  on the
                                    applicable Index Business Day.
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INITIAL INDEX LEVEL:                Equals  [o],  the closing value of the
                                    Index,  as  determined by the Sponsors,
                                    on August [23], 2006.
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FINAL INDEX LEVEL:                  Will be determined by the Calculation Agent
                                    and will equal the closing value of the
                                    Index, as determined by the Sponsors, on
                                    August [26], 2008, the "Calculation Date."
                                    If that day is not an Index Business Day,
                                    the next Index Business Day will be the
                                    Calculation Date.
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                                  - 2 -                 BEAR, STEARNS & CO. INC.

[BEAR STEARNS LOGO]                                    STRUCTURED PRODUCTS GROUP
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ADDITIONAL TERMS SPECIFIC TO THE NOTES
--------------------------------------

      You should read this document together with the prospectus and prospectus supplement, each dated February 2, 2005 (the "Prospectus" and "Prospectus Supplement," respectively), and the more detailed information contained in the Pricing Supplement filed with the SEC on August 7, 2006 (the "Pricing Supplement"). You should carefully consider, among other things, the matters set forth in "Risk Factors" in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. The Pricing Supplement and the accompanying Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows:
http://www.sec.gov/Archives/edgar/data/777001/000104746906010467/
a2172414z424b5.htm

ILLUSTRATIVE SETTLEMENT TABLE
-----------------------------

      The following illustrative table demonstrates the hypothetical Cash Settlement Value of a Note based on the assumptions outlined below. The table does not purport to be representative of every possible scenario concerning increases or decreases in the Index Level. You should not construe this table as an indication or assurance of the expected performance of the Notes. Actual returns may be different. The table demonstrating the hypothetical Cash Settlement Value of a Note is based on the following assumptions:

      o Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

      o     Investor holds the Notes to maturity.

      o     The Upside Participation Rate is 135%.

      o     The Initial Index Level is equal to 170.00.

      o     All returns are based on a 2-year term; pre-tax basis.

      o No Market Disruption Events or Events of Default occur during the term of the Notes.

   Initial                      Percentage
   Index         Final Index     Change in     Return if Held      Cash Settlement Value
   Level           Level           Index        to Maturity              Per Note
-------------- --------------- -------------- ----------------- ---------------------------
   170.00              340.00        100.00%           135.00%                 $  2,350.00
   170.00              323.00         90.00%           121.50%                 $  2,215.00
   170.00              306.00         80.00%           108.00%                 $  2,080.00
   170.00              289.00         70.00%            94.50%                 $  1,945.00
   170.00              272.00         60.00%            81.00%                 $  1,810.00
   170.00              255.00         50.00%            67.50%                 $  1,675.00
   170.00              238.00         40.00%            54.00%                 $  1,540.00
   170.00              221.00         30.00%            40.50%                 $  1,405.00
   170.00              204.00         20.00%            27.00%                 $  1,270.00
   170.00              187.00         10.00%            13.50%                 $  1,135.00
-------------- --------------- -------------- ----------------- ---------------------------
   170.00              170.00          0.00%             0.00%                 $  1,000.00
-------------- --------------- -------------- ----------------- ---------------------------
   170.00              153.00        -10.00%           -10.00%                 $    900.00
   170.00              136.00        -20.00%           -20.00%                 $    800.00
   170.00              119.00        -30.00%           -30.00%                 $    700.00

                                  - 3 -                 BEAR, STEARNS & CO. INC.

[BEAR STEARNS LOGO]                                    STRUCTURED PRODUCTS GROUP
--------------------------------------------------------------------------------

   170.00              102.00        -40.00%           -40.00%                  $   600.00
   170.00               85.00        -50.00%           -50.00%                  $   500.00
   170.00               68.00        -60.00%           -60.00%                  $   400.00
   170.00               51.00        -70.00%           -70.00%                  $   300.00

      The following table sets forth the monthly performance of the Index from January 31, 2001 through July 31, 2006. We obtained the Index Levels listed below from public sources and believe such information to be accurate.

      Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the Index during any period shown in the following table is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index Level during any period shown in the following table is not an indication of the future performance of the Index. The results shown should not be considered as a representation of the income, yield or capital gain or loss that may be generated by the Index in the future. The actual performance of the Index over the life of the Notes may bear little relation to the historical terms shown below.

                                    2001         2002          2003         2004         2005         2006
-------------------------------- ------------ ------------ ------------- ------------ ------------ -----------
January....................        111.374      88.309       118.644       137.620      146.821     173.669
February...................        110.479      90.476       122.526       146.445      156.886     162.234
March......................        105.372      99.588       113.171       150.837      162.094     165.194
April......................        108.708      99.431       112.360       148.046      152.294     175.767
May........................        106.091      97.755       118.821       150.436      150.727     176.679
June.......................        101.571      99.518       115.788       144.034      152.885     173.235
July.......................        102.570      98.826       116.395       146.414      159.33      178.032
August.....................        102.225      102.581      120.898       143.556      170.816
September..................        95.107       106.294      120.898       153.175      178.249
October....................        90.407       105.053      126.571       155.549      166.516
November...................        90.959       105.247      126.087       153.406      166.402
December...................        89.033       110.276      135.269       145.604      171.149

SELECTED RISK CONSIDERATIONS
----------------------------

      The following highlights some, but not all, of the risk considerations relevant to investing in the Notes. The following must be read in conjunction with the sections "Risk Factors" beginning on pages S-3 and PS-12, respectively, in the Prospectus Supplement and Pricing Supplement.

o Suitability of Notes for Investment -- A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

o Possible loss of principal--The Notes are not principal protected. If the Final Index Level is less than the Initial Index Level, the Notes will not be principal protected and the Cash Settlement Value you will receive at maturity will be less than the initial public offering price in proportion to the percentage decline in the Index Level. In that case, you will receive less, and possibly significantly less, than the initial public offering price of $1,000.

o Not exchange-listed--The Notes will not be listed on any securities exchange, and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity.

o Liquidity--If a trading market were to develop in the Notes, it may not be liquid. Our subsidiary, Bear Stearns & Co., Inc. has advised us that, under ordinary market conditions, it intends to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made; nor can we predict the price at which any such bids will be made. In any event, the Notes will cease trading as of the close of business on the Maturity Date.

                                  - 4 -                 BEAR, STEARNS & CO. INC.

[BEAR STEARNS LOGO]                                    STRUCTURED PRODUCTS GROUP
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o     Possible loss of value in the secondary market--If you sell your Notes prior to maturity, you may receive less than the amount you originally invested or the amount you would have received had you held the Notes to maturity.

o No interest or other payments and no current income--During the term of the Notes, you will not receive any interest or other periodic distributions and such payments will not be included in the calculation of the Cash Settlement Value you will receive at maturity. The yield on the Notes therefore may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.

o Return related to commodity market price movement--The Notes entail exposure to commodity price movements. If the Final Index Level is less than the Initial Index Level, your return will be reduced in proportion to the percentage decline in the Index Level.

o Taxes--The U.S. federal income tax consequences of an investment in the Notes are uncertain. We intend to treat the Notes for federal income tax purposes as pre-paid cash-settled forward contracts linked to the value of the Index and, where required, to file information returns with the Internal Revenue Service in accordance with such treatment. Assuming the Notes are treated as pre-paid cash-settled forward contracts, you should be required to recognize capital gain or loss to the extent that the cash you receive on the Maturity Date or upon a sale or exchange of the Notes prior to the Maturity Date differs from your tax basis on the Notes (which will generally be the amount you paid for the Notes). However, other treatments are possible. Prospective investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.

LICENSE AGREEMENTS
------------------

      We have entered into a non-exclusive license agreement with the Sponsors providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is owned and published by the Sponsors, in connection with certain products, including the Notes.

      The license agreement between the Sponsors and us provides that the following language must be set forth in this free writing prospectus.

            "The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Dow Jones--AIG Commodity IndexSM, which is determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to us or the Notes. Dow Jones and AIGI have no obligation to take our needs or the needs of the owners of the Notes into consideration in determining, composing or calculating the Dow Jones--AIG Commodity IndexSM. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to Notes customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Licensee, but which may be similar to and competitive with the Notes. In addition, American International Group, AIGI and their respective subsidiaries or affiliates actively trade commodities, commodity indices and commodity futures (including the Dow Jones--AIG Commodity IndexSM and the Dow Jones--AIG Commodity Index Total ReturnSM, as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones--AIG Commodity IndexSM and the Notes.

         This free writing prospectus relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones--AIG Commodity IndexSM components. Purchasers of the Notes

                                  - 5 -                 BEAR, STEARNS & CO. INC.

[BEAR STEARNS LOGO]                                    STRUCTURED PRODUCTS GROUP
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      should not conclude that the inclusion of a futures contract in the Dow
      Jones--AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. The information in this free writing prospectus regarding the exchange-traded futures contracts on physical commodities which comprise the Dow Jones--AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the exchange-traded futures contracts which comprise the Dow Jones--AIG Commodity IndexSM in connection with Notes. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the exchange-traded futures contracts which comprise the Dow Jones--AIG Commodity IndexSM, including without limitation a description of factors that affect the prices of such exchange-traded futures contracts, are accurate or complete.

      None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates guarantees the accuracy and/or the completeness of the Dow Jones--AIG Commodity IndexSM or any data included therein and none of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates shall have any liability for any errors, omissions, or interruptions therein. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates makes any warranty, express or implied, as to results to be obtained by us, owners of the Notes or any other person or entity from the use of the Dow Jones--AIG Commodity IndexSM or any data included therein. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates makes any express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Dow Jones--AIG Commodity IndexSM or any data included therein without limiting any of the foregoing, in no event shall Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates have any liability for any lost profits or indirect, punitive, special or consequential damages or losses, even if notified of the possibility thereof. There are no third party beneficiaries of any agreements or arrangements among Dow Jones, AIGI and us, other than American International Group and its affiliates."
                                  - 6 -                 BEAR, STEARNS & CO. INC.